July 16, 2008

Mr. David Burton
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Re:      Zynex Medical Holdings, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed April 16, 2008
File No. 33-26787-A

Dear Mr. Burton:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated July 1, 2008 with respect to the Form 10-KSB Report listed above.  The text of the staff’s comments is set forth below in bold followed in each case by the response.

Form 10-KS B for the Year Ended December 31, 2007

Management’s Discussion and Analysis or Plan of Operation, page 14

Results of Operations, page 14

1.
We note from page 10 that 65% of your revenue is derived from rental income and 35% of your revenue is derived from net sales.  We further note that the increase in net sales and rental income from 2006 to 2007 was 215%.  In order to enhance investor’s understanding of your results of operations, please revise your discussion of your revenue in future filings to separately describe the impact of changes in rental income and net sales on your total revenue.  In this regard, discuss any trends with respect to the different revenue streams.  For example, if rental income is increasing while net sales of products are remaining constant, that fact should be disclosed.

The Company will follow the Staff’s recommendations to enhance our Management’s Discussion and Analysis in future filings. This will include discussion of the impact of changes in rental income and net sales on total revenue and discussion of any trends with respect to the different revenue streams.

Mr. David Burton
July 16, 2008

Item 8A(T).  Controls and Procedures, page 25

Management’s Report on Internal Control over Financial Reporting, page 25

2.
You state here that management concluded that the Company has a material weakness in its ability to produce financial statements free from material misstatements.  Please tell us and revise future filings as necessary to discuss how you have compensated for the material weakness in order to ensure that the financial statements presented here in the Form 10-KSB are free from material misstatement.

The material weakness that we identified and disclosed in our Form 10-KSB was determined to exist at December 31, 2007. In order to compensate for the material weakness and to ensure that our December 31, 2007 financial statements were free from material misstatement, the Company hired 2 additional accounting staff in the first quarter of 2008. These additional accounting staff strengthened our internal control over financial reporting by providing our accounting department with additional resources to prepare and verify financial information included in our 2007 Form 10-KSB. They also provided better segregation of duties, which enhanced our policies and procedures over review of financial information.

Other remedial steps being taken are indicated in the Company’s Form 10-Q for the first quarter of 2008.

Consolidated Statements of Operations, page F-3

3.
We note your disclosure on page 15 that depreciation on your rental equipment is not included in cost of goods sold.  Please tell us why you believe it is appropriate to exclude the depreciation on the devices generating rental income from your cost of goods sold.  In this regard, please also tell us how your current presentation of cost of sales and rentals and gross profit excluding depreciation complies with SAB Topic 11B.

Mr. David Burton
July 16, 2008

The Company has historically excluded depreciation on devices generating rental income from cost of sales and rentals, since it considers the presentation of a non-cash expense as a separate line item meaningful, and it believes this amount has not been significant If depreciation expense on rental equipment had been included in the calculation of gross margins, the year-over-year change in gross margins as a percentage of revenue for the year ended December 31, 2007 versus 2006 would have been 0.6%. The gross margin for 2007 would have been 89.5% versus 90.9% and the gross margin for 2006 would have been 86% versus 88%. As the Company’s MD&A discussion focuses on significant year-over-year changes, the inclusion of depreciation expense in the calculation of gross margins would not have changed the discussion or analysis of the performance of the Company. In accordance with SAB Topic 11B, to avoid placing undue emphasis on “cash flow,” depreciation was not positioned in the income statement in a manner which resulted in reporting a figure for income before depreciation.

The Company recognizes, however, that including depreciation expense on rental equipment in cost of sales and rentals would impact gross margin dollars and percentages. Accordingly, in future filings, the Company will include depreciation expense for rental equipment in “cost of sales and rentals” and other depreciation in “general and administrative expenses” as opposed to reporting depreciation expense as a separate line item below gross margin on the Statement of Operations. The presentation of depreciation expense in financial statements from prior periods included in future filings for comparative purposes will be revised to also present depreciation expense as described above.

Consolidated Statements of Cash Flows, page F-4

4.
We note that you present a reconciling item for provision for losses in accounts receivable of $4.8 million for 2007.  It appears that this primarily relates to reserves recorded on gross accounts receivable relating to negotiated rates with insurance companies and government agencies and not the actual amount of charges recorded on the statements of operations for provisions for losses in accounts receivable.  Please tell us why you believe your current presentation is meaningful to the financial statement users.  Revise future filings to separately present amounts representing charges recorded to the statements of operations for losses in accounts receivable.

Mr. David Burton
July 16, 2008

The Company believes that presenting charges for adjustments related to negotiated rates with insurance companies and charges for bad debt expense in one line in our statements of cash flows is meaningful to the financial statement users, as the combined charges represent the total provision for losses in accounts receivable.   Often the Company has no negotiated rates with payment providers; however, certain providers discount the charges submitted by the Company.  The Company may not know the amount of the discount, and has historically provided a combined estimate of possible discounts and bad debts.

However, in order to clarify such charges in our statements of cash flows, the Company will revise future filings to separately present in its statements of cash flows its estimate of payment provider discounts and estimated bad debts recorded in the statements of operations for estimated losses in accounts receivable.

Note 2 - Summary of Significant Accounting Policies, page F-7

5.
We note from your statements of stockholders’ equity and from Note 3 that you have issued warrants to non-employees.  Please revise this footnote in future filings to disclose your accounting policy for stock issued to non-employees.  Refer to SFAS 123R and EITF 96-18.

The Company will comply with the Staff’s comment by revising the description of our accounting policy for stock issued to non-employees in future filings as follows:

“For stock warrants or options granted to non-employees, the Company measures fair value of the equity instruments utilizing the Black-Scholes method if that valuation method results in a more reliable measurement than the fair value of the consideration or the services received. For stock granted to non-employees, the Company measures fair value of the shares issued utilizing the market price of the shares on the date the transaction takes place. The Company amortizes such costs over the related period of service.”

Mr. David Burton
July 16, 2008

Revenue recognition, page F-7

6.
We note that you generate revenue from two distinct revenue streams - sales of products and rental of products.  Please tell us and revise future filings to separately disclose your revenue recognition policies for sales of products and rentals of products, identifying those events that would indicate that each criterion outlined in SAB Topic 13A has been met.

Our policy for revenue recognition for the rental of products is to recognize revenue ratably over the products’ rental period. Rental revenue is shown net of the estimated discounts, which will be taken by healthcare payment providers.

Our policy for revenue recognition for the sale of products is to recognize revenue when the product has been shipped and, when applicable, a claim prepared by the Company has been filed with the patient's insurance provider. Sales revenue is shown net of the estimated discounts, which will be taken by healthcare payment providers.

Revenue is recognized under rental agreements and product shipments only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; and (iii) the price is not contingent on future activity and collectability is reasonably assured.

The Company will revise its future filings to separately disclose its revenue recognition policies regarding these revenue streams, as discussed above.

Mr. David Burton
July 16, 2008

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) or Amy Bowler (303-290-1086) at Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours, ZYNEX, INC.

By:	/s/ Fritz Allison
Fritz Allison Chief Financial Officer